UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Tower International, Inc.

(Name of Subject Company (Issuer))

Tiger Merger Sub, Inc.

(Offeror)

a direct, wholly-owned subsidiary of

Autokiniton US Holdings, Inc.

(Parent of Offeror)

KPS Investors IV Ltd.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common shares, par value USD 0.01 per share

(Title of Class of Securities)

891826109

(CUSIP Number of Class of Securities)

George Thanopoulos

President

Autokiniton US Holdings, Inc.

17757 Woodland Drive

New Boston, Michigan 48164

Telephone: (734) 397-6300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Angelo Bonvino

Michael Vogel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$661,711,116.50	$80,199.39

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 20,690,457 shares of common stock, par value $0.01 per share (the “Shares”), of Tower International, Inc., a Delaware corporation (“Tower”) outstanding multiplied by the offer price of $31.00 per Share; (ii) 457,102 Shares reserved for issuance upon the settlement of outstanding Tower restricted stock unit awards (“RSUs”) multiplied by the offer price of $31.00 per Share; and (iii) 326,556 Shares issuable pursuant to outstanding options (“Options”) with an exercise price less than the offer price of $31.00 per Share, multiplied by the offer price of $31.00 per share minus the exercise price for each such Option. The foregoing Share figures have been provided by Tower to the Offeror and are as of August 9, 2019, the most recent practicable date.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Valuation by 0.0001212.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Tiger Merger Sub, Inc., a Delaware corporation (the “Offeror”) and a direct, wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation (“Parent”), which is controlled by certain private equity funds for which KPS Investors IV Ltd., a Cayman Islands exempted company (“KPS IV”), acts as General Partner. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $31.00 per Share (the “Offer Price”), in cash, net of applicable withholding, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of July 12, 2019, by and among Parent, the Offeror and Tower (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Tower International, Inc., a Delaware corporation. Tower’s principal executive offices are located at 17672 Laurel Park Drive North Suite 400 E, Livonia, Michigan 48152. Tower’s telephone number is (248) 675-6000.

(b) This Schedule TO relates to the outstanding Shares. Tower has advised Offeror and Parent that, as of August 9, 2019 (the most recent practicable date) 20,690,457 Shares were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) - (c) This Schedule TO is filed by Offeror, Parent and KPS IV. The information set forth in Section 9 (entitled “Certain Information Concerning the Offeror, Parent and KPS IV”) of the Offer to Purchase and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

a(1)(i) - (viii), (xii), a(2)(i) - (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1—“Terms of the Offer”

•	Section 2—“Acceptance for Payment and Payment for Shares”

•	Section 3—“Procedures for Tendering Shares”

•	Section 4—“Withdrawal Rights”

•	Section 5—“Certain Material U.S. Federal Income Tax Consequences”

•	Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents”

•	Section 12—“Sources and Amount of Funds”

•	Section 13—“Conditions of the Offer”

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

•	Section 16—“Appraisal Rights”

•	Section 18—“Miscellaneous”

(a)(1)(ix) - (xi), (a)(2)(v) - (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10—“Background of the Offer; Contacts with Tower”

•	Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents”

•	Schedule A

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) - (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 7—“Certain Effects of the Offer”

•	Section 10—“Background of the Offer; Contacts with Tower”

•	Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents”

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 12—“Source and Amount of Funds”

(b) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning the Offeror, Parent and KPS IV”

•	Schedule A

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning the Offeror, Parent and KPS IV”

•	Schedule A

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 10—“Background of the Offer; Contacts with Tower”

•	Section 17—“Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

a(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning the Offeror, Parent and KPS IV”

•	Section 10—“Background of the Offer; Contacts with Tower”

•	Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents”

a(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 11—“Purpose of the Offer and Plans for Tower; Transaction Documents”

•	Section 13—“Conditions of the Offer”

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

a(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13—“Conditions of the Offer”

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

a(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 7—“Certain Effects of the Offer”

a(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15—“Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 15, 2019.*

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on August 15, 2019.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated (incorporated by reference to Exhibit 99.1 to Tower’s Current Report on Form 8-K, filed on July 12, 2019).

(b)(1)	Debt Commitment Letter, dated as of July 12, 2019, among Autokiniton US Intermediate, Inc., Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., Barclays Bank PLC, KKR Capital Markets LLC, KKR Corporate Lending LLC, Royal Bank of Canada and RBC Capital Markets.*

(d)(1)	Agreement and Plan of Merger, dated as of July 12, 2019, by and among Parent, Offeror and Tower (incorporated by reference to Exhibit 2.1 to Tower’s Current Report on Form 8-K, filed on July 12, 2019).

(d)(2)	Equity Commitment Letter and Limited Guarantee, dated as of July 12, 2019, pursuant to which certain equity funds controlled by KPS IV have committed cash as capital to Parent.*

(d)(3)	Confidentiality Agreement, dated September 19, 2018, between Autokiniton Global Group, Inc. and Tower. *

(d)(4)	Amendment to Confidentiality Agreement, dated January 31, 2019, between Autokiniton Global Group, Inc. and Tower.*

(d)(5)	Clean Team Confidentiality Agreement, dated May 31, 2019, between Autokiniton Global Group, Inc. and Tower.*

(d)(6)	Clean Team Termination Agreement, dated July 12, 2019, between Autokiniton Global Group, Inc. and Tower.*

(d)(7)	Exclusivity Agreement, dated July 6, 2019, between Parent and Tower.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIGER MERGER SUB, INC.

By:	/s/ George Thanopoulos
Name: George Thanopoulos
Title: Director and President

AUTOKINITON US HOLDINGS, INC.

By:	/s/ George Thanopoulos
Name: George Thanopoulos
Title: Director and President

KPS INVESTORS IV LTD.

By:	/s/ Michael G. Psaros
Name: Michael G. Psaros
Title: Director

Dated August 15, 2019